UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2020 AND 2019

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).   Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.  Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China.  A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020 and 2019, and its consolidated financial performance and cash flows for the three-month periods ended March 31, 2020 and 2019, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$9,990 million and NT$8,946 million, which represented 2.77% and 2.39% of the total consolidated assets as of March 31, 2020 and 2019, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$(826) million and NT$225 million, which represented (100.51)% and (64.25)% of the consolidated (loss) income from continuing operations before income tax for the three-month periods ended March 31, 2020 and 2019, respectively, and the related shares of other comprehensive (loss) income from the associates and joint ventures in the amount of NT$(569) million and NT$321 million, which represented 22.93% and 8.66% of the consolidated total comprehensive (loss) income for the three-month periods ended March 31, 2020 and 2019, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

April 27, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2020, December 31, 2019 and March 31, 2019 (March 31, 2020 and 2019 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2020	December 31, 2019	March 31, 2019
Current assets
Cash and cash equivalents	6(1)	$ 95,166,359	$ 95,492,477	$ 88,738,198
Financial assets at fair value through profit or loss, current	6(2), 12(7)	751,878	722,794	552,492
Contract assets, current	6(19)	204,370	214,243	90,450
Notes receivable		107	98	175
Accounts receivable, net	6(3)	28,300,387	25,438,703	22,909,082
Accounts receivable-related parties, net	7	268,908	289,945	82,994
Other receivables		683,349	654,466	621,221
Current tax assets		642,084	26,220	26,691
Inventories, net	6(4)	22,125,662	21,714,802	18,873,745
Prepayments		3,328,519	6,290,518	11,681,329
Other current assets	6(19)	8,123,023	2,912,875	3,219,631
Total current assets		159,594,646	153,757,141	146,796,008

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7, 12(7)	12,374,963	13,298,679	12,507,893
Financial assets at fair value through other comprehensive income, noncurrent	6(5), 12(7)	11,617,475	14,723,232	13,806,600
Investments accounted for under the equity method	6(6)	11,864,456	13,322,143	10,902,406
Property, plant and equipment	6(7), 8	141,150,859	150,374,096	167,822,550
Right-of-use assets	6(8), 8	7,998,237	8,291,517	8,548,269
Intangible assets	6(9), 7	4,775,326	5,198,247	3,351,521
Deferred tax assets		7,626,477	7,807,583	6,204,474
Prepayment for equipment		459,808	217,906	129,291
Refundable deposits	8	2,480,716	2,600,733	2,716,783
Other noncurrent assets-others		513,654	596,088	1,351,785
Total non-current assets		200,861,971	216,430,224	227,341,572

Total assets		$ 360,456,617	$ 370,187,365	$ 374,137,580

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2020, December 31, 2019 and March 31, 2019 (March 31, 2020 and 2019 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2020	December 31, 2019	March 31, 2019
Current liabilities
Short-term loans	6(10), 6(26)	$ 9,432,437	$ 12,015,206	$ 16,797,506
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	-	-	34
Contract liabilities, current	6(19)	1,437,106	988,115	925,753
Notes and accounts payable		8,922,935	8,877,065	6,778,612
Other payables	7	15,126,973	15,235,384	11,601,476
Payables on equipment		2,783,498	3,031,184	2,951,568
Current tax liabilities		750,168	939,207	1,085,228
Lease liabilities, current	6(8), 6(26)	575,399	569,957	449,829
Current portion of long-term liabilities	6(12), 6(13), 6(26), 8, 12(7)	15,918,661	24,795,600	6,553,294
Other current liabilities	6(15), 6(16), 6(26), 7	6,156,823	6,262,604	5,501,251
Total current liabilities		61,104,000	72,714,322	52,644,551

Non-current liabilities
Contract liabilities, noncurrent	6(19)	484,480	482,080	493,760
Bonds payable	6(12), 6(26), 12(7)	18,688,289	18,687,591	36,471,347
Long-term loans	6(13), 6(26), 8, 12(7)	29,058,915	29,200,299	28,504,822
Deferred tax liabilities		2,099,147	2,087,366	2,019,386
Lease liabilities, noncurrent	6(8), 6(26)	5,169,507	5,461,068	5,539,024
Net defined benefit liabilities, noncurrent	6(14)	4,011,998	4,025,373	4,158,014
Guarantee deposits	6(26)	118,664	196,110	205,016
Other noncurrent liabilities-others	6(15), 6(26), 9(5)	28,901,711	30,118,734	34,287,448
Total non-current liabilities		88,532,711	90,258,621	111,678,817

Total liabilities		149,636,711	162,972,943	164,323,368

Equity attributable to the parent company
Capital	6(12), 6(17)
Common stock		117,739,944	117,243,187	121,243,187
Capital collected in advance		4,483,771	332,611	-
Additional paid-in capital	6(12), 6(17), 6(18)
Premiums		36,809,962	34,404,110	35,402,413
Treasury stock transactions		2,746,103	2,744,391	2,267,703
The differences between the fair value of the consideration paid or received from acquiring or		466,457	573,336	573,336
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		1,085	1,218	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		123,476	123,268	108,733
Employee stock options		252,073	214,455	288,153
Stock options		932,918	1,476,405	1,515,297
Other		13,091	13,211	8,095
Retained earnings	6(17)
Legal reserve		11,572,579	11,572,579	10,865,280
Special reserve		14,513,940	14,513,940	-
Unappropriated earnings		36,078,919	34,733,761	50,521,129
Other components of equity
Exchange differences on translation of foreign operations		(9,137,231)	(8,948,337)	(4,626,899)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(5,726,023)	(2,073,977)	(6,287,497)
Gains or losses on hedging instruments		-	-	(2,058)
Treasury stock	6(17), 6(18)	(119,801)	(119,801)	(2,515,594)
Total equity attributable to the parent company		210,751,263	206,804,357	209,361,278

Non-controlling interests	6(17)	68,643	410,065	452,934
Total equity		210,819,906	207,214,422	209,814,212

Total liabilities and equity		$ 360,456,617	$ 370,187,365	$ 374,137,580

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2020	2019
Operating revenues	6(19), 7, 14	$ 42,267,847	$ 32,582,959
Operating costs	6(4), 6(9), 6(14), 6(18), 6(19), 6(20), 7, 14	(34,145,576)	(30,320,879)
Gross profit		8,122,271	2,262,080
Operating expenses	6(3), 6(9), 6(14), 6(18), 6(20), 7, 14
Sales and marketing expenses		(1,039,776)	(888,545)
General and administrative expenses		(1,543,565)	(1,237,275)
Research and development expenses		(3,184,868)	(2,806,877)
Expected credit impairment gain		46,275	-
Subtotal		(5,721,934)	(4,932,697)
Net other operating income and expenses	6(15), 6(21), 14	1,013,684	1,073,153
Operating income (loss)		3,414,021	(1,597,464)
Non-operating income and expenses
Other income		254,720	236,945
Other gains and losses	6(22)	(1,218,125)	1,036,851
Finance costs	6(22)	(633,899)	(729,213)
Share of profit or loss of associates and joint ventures	6(6), 14	(847,006)	195,955
Exchange gain, net	12	-	506,821
Exchange loss, net	12	(147,835)	-
Subtotal		(2,592,145)	1,247,359
Income (loss) from continuing operations before income tax		821,876	(350,105)
Income tax benefit	6(24), 14	408,429	442,712
Net income		1,230,305	92,607
Other comprehensive income (loss)	6(23)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		(3,105,757)	2,221,123
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(588,889)	322,477
Income tax related to items that will not be reclassified subsequently	6(24)	42,600	(11,541)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(60,221)	1,076,384
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		979	9,523
Income tax related to items that may be reclassified subsequently	6(24)	(2,979)	(3,487)
Total other comprehensive (loss) income, net of tax		(3,714,267)	3,614,479
Total comprehensive (loss) income		$ (2,483,962)	$ 3,707,086

Net income (loss) attributable to:
Stockholders of the parent		$ 2,206,930	$ 1,201,447
Non-controlling interests		(976,625)	(1,108,840)
		$ 1,230,305	$ 92,607

Comprehensive (loss) income attributable to:
Stockholders of the parent		$ (1,634,010)	$ 4,812,868
Non-controlling interests		(849,952)	(1,105,782)
		$ (2,483,962)	$ 3,707,086

Earnings per share (NTD)	6(25)
Earnings per share-basic		$ 0.19	$ 0.10
Earnings per share-diluted		$ 0.17	$ 0.10

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Gains or Losses on Hedging Instruments	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Adjusted balance as of January 1, 2019	6(17)	$ 124,243,187	$ -	$ 40,388,936	$ 10,865,280	$ -	$ 50,723,263	$ (5,706,261)	$ (8,819,556)	$ (2,058)	$ (5,647,430)	$ 206,045,361	$ 466,768	$ 206,512,129
Net income (loss) for the three-month ended March 31, 2019	6(17)	-	-	-	-	-	1,201,447	-	-	-	-	1,201,447	(1,108,840)	92,607
Other comprehensive income (loss), net of tax for the three-month period ended March 31, 2019	6(17), 6(23)	-	-	-	-	-	-	1,079,362	2,532,059	-	-	3,611,421	3,058	3,614,479
Total comprehensive income (loss)		-	-	-	-	-	1,201,447	1,079,362	2,532,059	-	-	4,812,868	(1,105,782)	3,707,086
Share-based payment transaction	6(18)	-	-	114,318	-	-	-	-	-	-	-	114,318	-	114,318
Treasury stock acquired	6(17)	-	-	-	-	-	-	-	-	-	(218,110)	(218,110)	-	(218,110)
Treasury stock cancelled	6(17)	(3,000,000)	-	(349,946)	-	-	-	-	-	-	3,349,946	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	120	-	-	-	-	-	-	-	120	-	120
Changes in subsidiaries’ ownership	6(17)	-	-	(39)	-	-	(22,280)	-	-	-	-	(22,319)	23,916	1,597
Others	6(17)	-	-	10,341	-	-	(1,381,301)	-	-	-	-	(1,370,960)	1,068,032	(302,928)
Balance as of March 31, 2019	6(17)	$ 121,243,187	$ -	$ 40,163,730	$ 10,865,280	$ -	$ 50,521,129	$ (4,626,899)	$ (6,287,497)	$ (2,058)	$ (2,515,594)	$ 209,361,278	$ 452,934	$ 209,814,212

Balance as of January 1, 2020	6(17)	$ 117,243,187	$ 332,611	$ 39,550,394	$ 11,572,579	$ 14,513,940	$ 34,733,761	$ (8,948,337)	$ (2,073,977)	$ -	$ (119,801)	$ 206,804,357	$ 410,065	$ 207,214,422
Net income (loss) for the three-month ended March 31, 2020	6(17)	-	-	-	-	-	2,206,930	-	-	-	-	2,206,930	(976,625)	1,230,305
Other comprehensive income (loss), net of tax for the three-month period ended March 31, 2020	6(17), 6(23)	-	-	-	-	-	-	(188,894)	(3,652,046)	-	-	(3,840,940)	126,673	(3,714,267)
Total comprehensive income (loss)		-	-	-	-	-	2,206,930	(188,894)	(3,652,046)	-	-	(1,634,010)	(849,952)	(2,483,962)
Share-based payment transaction	6(18)	-	-	39,330	-	-	-	-	-	-	-	39,330	-	39,330
Conversion of convertible bonds	6(12), 6(17)	496,757	4,151,160	1,862,366	-	-	-	-	-	-	-	6,510,283	-	6,510,283
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	208	-	-	-	-	-	-	-	208	-	208
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(17)	-	-	(106,879)	-	-	-	-	-	-	-	(106,879)	106,879	-
Changes in subsidiaries’ ownership	6(17)	-	-	(133)	-	-	-	-	-	-	-	(133)	(32)	(165)
Non-Controlling Interests	6(17)	-	-	-	-	-	-	-	-	-	-	-	(570,188)	(570,188)
Others	6(17)	-	-	(121)	-	-	(861,772)	-	-	-	-	(861,893)	971,871	109,978
Balance as of March 31, 2020	6(17)	$ 117,739,944	$ 4,483,771	$ 41,345,165	$ 11,572,579	$ 14,513,940	$ 36,078,919	$ (9,137,231)	$ (5,726,023)	$ -	$ (119,801)	$ 210,751,263	$ 68,643	$ 210,819,906

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2020	2019
Cash flows from operating activities:
Net income (loss) before tax	$ 821,876	$ (350,105)
Adjustments to reconcile net income (loss) before tax to net cash provided by operating activities:
Depreciation	11,835,439	11,906,595
Amortization	661,620	473,302
Expected credit impairment gain	(46,275)	-
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	1,136,655	(1,032,105)
Interest expense	618,633	709,994
Interest income	(250,618)	(236,945)
Dividend income	(4,102)	-
Share-based payment	37,617	109,752
Share of loss (profit) of associates and joint ventures	847,006	(195,955)
(Gain) loss on disposal of property, plant and equipment	(9,849)	14,619
Gain on disposal of investments	(5,876)	-
Exchange loss (gain) on financial assets and liabilities	349,469	(553,617)
Amortization of deferred government grants	(952,358)	(1,014,570)
Income and expense adjustments	14,217,361	10,181,070
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(163,941)	(105,682)
Contract assets	10,663	1,908
Notes receivable and accounts receivable	(2,791,705)	830,959
Other receivables	(11,811)	79,574
Inventories	(418,986)	(599,873)
Prepayments	2,894,217	(159,491)
Other current assets	-	(333,638)
Contract fulfillment costs	(113,573)	8,111
Contract liabilities	449,196	(12,493)
Notes and accounts payable	49,302	(48,933)
Other payables	(18,869)	(1,019,763)
Other current liabilities	(33,776)	33,143
Net defined benefit liabilities	(13,374)	(9,160)
Other noncurrent liabilities-others	-	(3,240)
Cash generated from operations	14,876,580	8,492,387
Interest received	227,165	238,076
Dividend received	370	-
Interest paid	(221,056)	(214,627)
Income tax paid	(151,169)	(332,725)
Net cash provided by operating activities	14,731,890	8,183,111

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2020 and 2019
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2020	2019
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (205,976)	$ (1,849)
Proceeds from disposal of financial assets at fair value through profit or loss	156,471	177,765
Acquisition of investments accounted for under the equity method	-	(10,000)
Proceeds from disposal of investments accounted for under the equity method	29,723	-
Increase in prepayment for investments	(30,000)	(20,368)
Decrease in prepayment for investment	3,987	-
Acquisition of property, plant and equipment	(3,631,488)	(5,562,980)
Proceeds from disposal of property, plant and equipment	23,558	21,730
Increase in refundable deposits	(40,607)	(16,205)
Decrease in refundable deposits	160,693	60,789
Acquisition of intangible assets	(452,853)	(530,156)
Government grants related to assets acquisition	6,236	190,333
Increase in other financial assets	(5,114,454)	-
Increase in other noncurrent assets-others	(15,924)	(614)
Decrease in other noncurrent assets-others	-	8,786
Net cash used in investing activities	(9,110,634)	(5,682,769)
Cash flows from financing activities:
Increase in short-term loans	4,302,254	10,394,766
Decrease in short-term loans	(6,846,050)	(6,928,161)
Cash payments for the principal portion of the lease liability	(185,435)	(136,536)
Redemption of bonds	(2,500,000)	-
Proceeds from long-term loans	500,000	747,900
Repayments of long-term loans	(519,093)	(1,751,849)
Increase in guarantee deposits	56,989	190,786
Decrease in guarantee deposits	(88,625)	(9,606)
Treasury stock acquired	-	(330,855)
Change in non-controlling interests	(570,188)	1,538
Others	1,254	1,631
Net cash (used in) provided by in financing activities	(5,848,894)	2,179,614
Effect of exchange rate changes on cash and cash equivalents	(98,480)	396,503
Net (decrease) increase in cash and cash equivalents	(326,118)	5,076,459
Cash and cash equivalents at beginning of period	95,492,477	83,661,739
Cash and cash equivalents at end of period	$ 95,166,359	$ 88,738,198

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2020 and 2019

 (Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan.  The principal operating activities of UMC and its subsidiaries (“the Company”) are described in Notes 4(3) and 14.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 27, 2020.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)  The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2020.  All other standards and interpretations have no material impact on the Company’s financial position and performance.

(2)  Standards issued by International Accounting Standards Board (“IASB”) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17	Insurance Contracts	1 January, 2021
IAS 1	Classification of Liabilities as Current or Non-current	1 January, 2022

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.  IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.  IAS 1 - Classification of Liabilities as Current or Non-current

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) ~ (b) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)  Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)  Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)  General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2019.

b.  The consolidated entities are as follows:

As of March 31, 2020, December 31, 2019 and March 31, 2019

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2020	December 31, 2019	March 31, 2019
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2020	December 31, 2019	March 31, 2019
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	-
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	93.36	93.36	93.36
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	82.23	80.49	80.57
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2020	December 31, 2019	March 31, 2019
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	-	-	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	98.14	98.14
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	65.22	65.22	65.22

(4)  Other Significant Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019.  For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2019.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2020 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2019.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2019.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  Cash and Cash Equivalents

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Cash on hand and petty cash	$5,961	$6,074	$6,132
Checking and savings accounts	25,534,129	26,384,925	27,233,517
Time deposits	60,863,814	59,966,481	52,189,252
Repurchase agreements collateralized by government and corporate bonds	8,762,455	9,134,997	9,309,297
Total	$95,166,359	$95,492,477	$88,738,198

(2)  Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$7,391,988	$8,381,085	$7,804,957
Preferred stocks	3,312,141	3,299,419	3,208,862
Funds	2,304,293	2,195,524	1,982,925
Convertible Bonds	118,419	145,445	59,992
Forward contracts	-	-	3,649
Option	-	-	-
Total	$13,126,841	$14,021,473	$13,060,385

Current	$751,878	$722,794	$552,492
Noncurrent	12,374,963	13,298,679	12,507,893
Total	$13,126,841	$14,021,473	$13,060,385

The Company had a call option of a joint venture agreement between FUJITSU SEMICONDUCTOR LIMITED (FSL) and UMC, which was measured at fair value and the change in the fair value was recorded in profit or loss.  On June 29, 2018, the Board of Directors of UMC resolved to exercise the call option and completed the acquisition on October 1, 2019.  Please refer to Note 6(27).

(3)  Accounts Receivable, Net

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Accounts receivable	$28,955,352	$26,136,293	$22,930,767
Less: loss allowance	(654,965)	(697,590)	(21,685)
Net	$28,300,387	$25,438,703	$22,909,082

Aging analysis of accounts receivable, net:

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Neither past due nor impaired	$24,756,712	$21,924,797	$17,871,612
Past due but not impaired:
≤ 30 days	2,224,168	2,364,311	2,628,456
31 to 60 days	437,924	204,791	244,542
61 to 90 days	294,797	85,131	505,857
91 to 120 days	84,333	138,788	402,078
≥ 121 days	502,453	720,885	1,256,537
Subtotal	3,543,675	3,513,906	5,037,470
Total	$28,300,387	$25,438,703	$22,909,082

Movement of loss allowance for accounts receivable:

	For the three-month periods ended March 31,
	2020	2019
Beginning balance	$697,590	$48,152
Net charge for the period	(42,625)	(26,467)
Ending balance	$654,965	$21,685

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable.  For receivable past due within 60 days, including not past due, the Company estimates a provision rate to calculate ECLs.  A provision rate is determined based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.  For the receivable past due over 60 days, the Company applies the aforementioned provision rate and also individually assesses whether to recognize additional expected credit losses by considering customer’s operating situation and debt-paying ability.

(4)  Inventories, Net

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Raw materials	$5,437,036	$5,102,571	$4,383,897
Supplies and spare parts	3,888,081	3,548,376	3,204,458
Work in process	11,570,958	11,309,718	10,105,476
Finished goods	1,229,587	1,754,137	1,179,914
Total	$22,125,662	$21,714,802	$18,873,745

a.    For the three-month periods ended March 31, 2020 and 2019, the Company recognized NT$33,062 million and NT$29,429 million, respectively, in operating cost, of which NT$201 million was related to reversal of inventories and NT$1,021 million was related to write-down of inventories.

b.   None of the aforementioned inventories were pledged.

(5)  Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Equity instruments
Common stocks	$11,456,752	$14,547,738	$13,660,064
Preferred stocks	160,723	175,494	146,536
Total	$11,617,475	$14,723,232	$13,806,600

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.  Dividends from equity instruments designated as fair value through other comprehensive income were both nil for the three-month periods ended March 31, 2020 and 2019.

(6)  Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2020		December 31, 2019		March 31, 2019
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
CLIENTRON CORP.	$266,718	20.01	$276,866	21.90	$255,322	22.39
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	1,448,136	13.78	1,470,499	13.78	1,476,371	13.78

Unlisted companies
MTIC HOLDINGS PTE. LTD.	16,451	45.44	18,157	45.44	2,088	45.44
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	-	44.78
PURIUMFIL INC.	6,788	44.45	7,164	44.45	9,622	44.45
UNITECH CAPITAL INC.	598,069	42.00	642,660	42.00	600,450	42.00
TRIKNIGHT CAPITAL CORPORATION	2,050,413	40.00	2,281,631	40.00	1,555,118	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,815,710	36.49	4,378,193	36.49	3,576,672	36.49
YANN YUAN INVESTMENT CO., LTD.	3,259,167	30.87	3,829,934	30.87	2,958,878	30.87
HSUN CHIEH CAPITAL CORP.	108,429	30.00	122,060	30.00	154,859	30.00
VSENSE CO., LTD.	1,153	25.90	592	25.90	29,788	26.89
UNITED LED CORPORATION HONG KONG LIMITED	113,644	25.14	121,973	25.14	160,717	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	179,778	10.38	172,414	10.38	120,308	10.38
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	-	-	-	-	50.00
YUNG LI INVESTMENTS, INC.	-	-	-	-	2,213	45.16
Total	$11,864,456		$13,322,143		$10,902,406

Note A:  Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B:  WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C:  The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,715 million, NT$1,747 million and NT$1,732 million, as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.  The fair value of these investments were NT$1,469 million, NT$2,244 million and NT$1,735 million, as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$(826) million and NT$225 million for the three-month periods ended March 31, 2020 and 2019, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(569) million and NT$321 million for the three-month periods ended March 31, 2020 and 2019, respectively.  The balances of investments accounted for under the equity method were NT$9,990 million, NT$11,704 million and NT$8,946 million as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.   Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2020 and 2019 were NT$2 million and NT$2 million, respectively, which were not included in the following table.

i.   The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended March 31,
	2020	2019
Income (loss) from continuing operations	$(847,006)	$195,955
Other comprehensive income (loss)	(590,167)	329,811
Total comprehensive income (loss)	$(1,437,173)	$525,766

ii. The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were both nil for the three-month periods ended March 31, 2020 and 2019.

c.    One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2020, December 31, 2019 and March 31, 2019.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 200 million shares, 200 million shares and 172 million shares of UMC’s stock as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.

(7)  Property, Plant and Equipment

2020

a.    Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	-	-	-	-	-	-	2,918,802	2,918,802
Disposals	-	-	(194,196)	(10,770)	(4,780)	-	(12,938)	(222,684)
Transfers and reclassifications	-	23,194	3,637,455	-	56,302	(244)	(3,496,765)	219,942
Exchange effect	5,736	(32,642)	(52,304)	(130)	(7,721)	314	(16,167)	(102,914)
As of March 31, 2020	$1,697,859	$38,428,140	$868,938,527	$55,009	$6,885,925	$65,953	$4,976,448	$921,047,861

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$-	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$-	$770,150,860
Depreciation	-	437,914	11,056,922	1,384	125,971	1,854	-	11,624,045
Disposals	-	-	(194,104)	(10,326)	(4,767)	-	-	(209,197)
Transfers and reclassifications	-	-	-	-	1,938	(1,938)	-	-
Exchange effect	-	39,973	537,282	(88)	(2,311)	242	-	575,098
As of March 31, 2020	$-	$19,428,407	$757,123,065	$38,764	$5,504,265	$46,305	$-	$782,140,806
Net carrying amount:
As of March 31, 2020	$1,697,859	$18,999,733	$111,815,462	$16,245	$1,381,660	$19,648	$4,976,448	$138,907,055

b.   Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Exchange effect	46	(658)	-	(2,178)	(2,790)
As of March 31, 2020	$459,681	$2,636,613	$125,413	$1,313,002	$4,534,709

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$-	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	-	26,755	-	17,411	44,166
Exchange effect	-	386	-	(905)	(519)
As of March 31, 2020	$-	$1,046,177	$125,413	$1,119,315	$2,290,905
Net carrying amount:
As of March 31, 2020	$459,681	$1,590,436	$-	$193,687	$2,243,804

2019

a.    Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$861,487	$35,681,733	$853,481,220	$66,355	$6,736,916	$53,449	$10,550,763	$907,431,923
Additions	-	-	-	-	-	-	4,650,488	4,650,488
Disposals	-	-	(228,966)	(161)	(3,627)	-	(21,717)	(254,471)
Transfers and reclassifications	-	62,110	3,878,365	3,046	56,802	-	(3,593,833)	406,490
Exchange effect	-	206,469	2,390,954	318	19,712	352	151,547	2,769,352
As of March 31, 2019	$861,487	$35,950,312	$859,521,573	$69,558	$6,809,803	$53,801	$11,737,248	$915,003,782

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2019	$-	$17,549,256	$714,286,307	$45,434	$5,112,684	$49,580	$5,949	$737,049,210
Depreciation	-	372,316	11,212,144	1,481	118,512	523	-	11,704,976
Disposals	-	-	(227,669)	(161)	(3,502)	-	-	(231,332)
Transfers and reclassifications	-	-	44,395	-	-	-	-	44,395
Exchange effect	-	28,276	992,459	138	6,364	299	-	1,027,536
As of March 31, 2019	$-	$17,949,848	$726,307,636	$46,892	$5,234,058	$50,402	$5,949	$749,594,785
Net carrying amount:
As of March 31, 2019	$861,487	$18,000,464	$133,213,937	$22,666	$1,575,745	$3,399	$11,731,299	$165,408,997

b.   Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2019	$452,915	$2,624,569	$207,285	$1,319,985	$4,604,754
Transfers and reclassifications	-	-	(53,927)	1,512	(52,415)
Exchange effect	-	2,749	-	3,114	5,863
As of March 31, 2019	$452,915	$2,627,318	$153,358	$1,324,611	$4,558,202

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2019	$-	$915,988	$188,881	$1,036,003	$2,140,872
Depreciation	-	26,489	2,662	17,820	46,971
Transfers and reclassifications	-	-	(44,395)	-	(44,395)
Exchange effect	-	397	-	804	1,201
As of March 31, 2019	$-	$942,874	$147,148	$1,054,627	$2,144,649
Net carrying amount:
As of March 31, 2019	$452,915	$1,684,444	$6,210	$269,984	$2,413,553

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)  Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years.  Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value.  The Company does not have purchase options of leased land at the end of the lease terms.

a.    The Company as a lessee

(a)    Right-of-use Assets

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Land (including land use right)	$5,512,885	$5,700,136	$6,321,336
Buildings	442,631	473,558	293,581
Machinery and equipment	2,017,113	2,092,924	1,907,565
Transportation equipment	12,976	12,019	10,636
Other equipment	12,632	12,880	15,151
Net	$7,998,237	$8,291,517	$8,548,269

	For the three-month periods ended March 31,
Depreciation	2020	2019
Land (including land use right)	$77,032	$94,419
Buildings	30,502	17,199
Machinery and equipment	56,509	40,557
Transportation equipment	2,080	1,356
Other equipment	1,105	1,117
Total	$167,228	$154,648

i.     For the three-month periods ended March 31, 2020 and 2019, the Company’s addition to right-of-use assets amounted to NT$58 million and NT$15 million, respectively.

ii.   Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)    Lease Liabilities

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Current	$575,399	$569,957	$449,829
Noncurrent	5,169,507	5,461,068	5,539,024
Total	$5,744,906	$6,031,025	$5,988,853

Please refer to Note 6(22) for the interest expenses on the lease liabilities.

b.   The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets.  The main contracts are to lease the dormitory to the employees with cancellation clauses.  Please refer to Note 6(7) for relevant disclosure of property, plant and equipment for operating leases.

(9)  Intangible Assets

2020

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	-	65,669	69,439	171,176	306,284
Write-off	-	(60,591)	-	(39,528)	(100,119)
Reclassifications	-	1,264	-	-	1,264
Exchange effect	-	18,104	(130,341)	4,237	(108,000)
As of March 31, 2020	$15,012	$3,371,594	$4,122,603	$3,683,891	$11,193,100

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	-	308,398	132,404	208,938	649,740
Write-off	-	(60,591)	-	(39,528)	(100,119)
Exchange effect	-	13,145	(43,869)	3,453	(27,271)
As of March 31, 2020	$7,398	$1,212,128	$2,387,758	$2,810,490	$6,417,774
Net carrying amount: As of March 31, 2020	$7,614	$2,159,466	$1,734,845	$873,401	$4,775,326

2019

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$15,012	$1,125,804	$4,511,629	$3,190,116	$8,842,561
Additions	-	128,965	293,654	126,240	548,859
Write-off	-	(13,594)	-	(223,883)	(237,477)
Reclassifications	-	57,495	-	-	57,495
Exchange effect	-	9,661	256,759	(2)	266,418
As of March 31, 2019	$15,012	$1,308,331	$5,062,042	$3,092,471	$9,477,856

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2019	$-	$601,649	$2,843,411	$2,405,697	$5,850,757
Amortization	-	110,815	119,133	224,699	454,647
Write-off	-	(13,594)	-	(223,883)	(237,477)
Exchange effect	-	5,465	52,945	(2)	58,408
As of March 31, 2019	$-	$704,335	$3,015,489	$2,406,511	$6,126,335
Net carrying amount: As of March 31, 2019	$15,012	$603,996	$2,046,553	$685,960	$3,351,521

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended March 31,
	2020	2019
Operating costs	$220,158	$200,282
Operating expenses	$429,582	$254,365

(10) Short-Term Loans

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Unsecured bank loans	$8,176,948	$8,080,200	$9,130,182
Unsecured other loans	1,255,489	3,935,006	7,667,324
Total	$9,432,437	$12,015,206	$16,797,506

	For the three-month periods ended March 31,
	2020	2019
Interest rates applied	0.00%~4.05%	0.00%~4.55%

The Company’s unused short-term lines of credit amounted to NT$59,223 million, NT$64,169 million and NT$73,357 million as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.

(11) Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Forward contracts	$-	$-	$34

(12) Bonds Payable

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Unsecured domestic bonds payable	$18,700,000	$21,200,000	$23,700,000
Unsecured convertible bonds payable	11,202,875	17,729,293	18,196,332
Less: Discounts on bonds payable	(40,789)	(147,877)	(426,881)
Total	29,862,086	38,781,416	41,469,451
Less: Current portion	(11,173,797)	(20,093,825)	(4,998,104)
Net	$18,688,289	$18,687,591	$36,471,347

a.    UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest was paid annually and the principal was fully repaid in June 2019.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

b.   On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

i.   Issue Amount: US$600 million

ii.  Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.     Redemption:

(i)   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

(ii)  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

(iii) UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

(iv) All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.

(v)  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

(vi) In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv. Terms of Conversion:

(i)   Underlying Securities: Ordinary shares of UMC

(ii)  Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii) Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$14.2179 per share on March 31, 2020.

v.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

(i)   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

(ii)  The bondholders shall have exercised the conversion right before maturity; or

(iii) The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

As of the last conversion date of the bonds was on March 31, 2020, certain bondholders had converted the outstanding principal amount of the convertible bonds totaling US$231 million into 498 million shares, of which 448 million shares’ capital increase share registration procedures have not been completed and were classified as capital collected in advance.

(13) Long-Term Loans

a.    Details of long-term loans as of March 31, 2020, December 31, 2019 and March 31, 2019 are as follows:

	As of
Lenders	March 31, 2020	December 31, 2019	March 31, 2019	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$3,280	$3,827	$5,467	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	10,380	10,380	-	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	859	1,288	2,577	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.

	As of
Lenders	March 31, 2020	December 31, 2019	March 31, 2019	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$68,378	$71,351	$80,270	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	27,708	29,896	-	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	26,838,443	26,892,457	29,223,798	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Unsecured Long-Term Loan from CTBC Bank	747,900	747,900	747,900	Effective January 10, 2019 to September 30, 2021. Interest-only payment for the first and nine months. Principal is repaid in full at the end of the term with monthly interest payments.
Unsecured Long-Term Loan from ICBC Bank	1,706,831	1,744,975	-	Repayable semi-annually from March 10, 2020 to September 9, 2021 with quarterly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note A)	2,000,000	2,000,000	-	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,900,000	2,400,000	-	Repayable quarterly from January 26, 2021 to October 26, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note C)	500,000	-	-	Settlement due on December 11, 2023 with monthly interest payments.
Subtotal	33,803,779	33,902,074	30,060,012
Less: Current portion	(4,744,864)	(4,701,775)	(1,555,190)
Total	$29,058,915	$29,200,299	$28,504,822

	For the three-month periods ended March 31,
	2020	2019
Interest rates applied	1.00%~4.67%	0.99%~5.56%

Note A: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments.  The expiration date of the agreement is April 16, 2022.  As of March 31, 2020, December 31, 2019 and March 31, 2019, the unused line of credit were NT$0.5 billion, NT$0.5 billion and NT$3 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016.  The agreement offered UMC a revolving line of credit of NT$3 billion.  This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments.  The expiration date of the agreement is October 27, 2022.  As of March 31, 2020, December 31, 2019 and March 31, 2019, the unused line of credit were NT$1.1 billion, NT$0.6 billion and NT$3 billion, respectively.

Note C:  UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018.  The agreement offered UMC a revolving line of credit of NT$2.5 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 11, 2023.  As of March 31, 2020, December 31, 2019 and March 31, 2019, the unused line of credit were NT$2 billion, NT$2.5 billion and NT$2.5 billion, respectively.

b.   Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(14) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations.  Total pension expenses of NT$350 million and NT$348 million are contributed by the Company for the three-month periods ended March 31, 2020 and 2019, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month periods ended March 31, 2020 and 2019, total pension expenses of NT$10 million and NT$15 million, respectively, were recognized by the Company.

(15) Deferred Government Grants

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Beginning balance	$13,551,553	$17,480,904	$17,480,904
Arising during the period	6,236	617,685	190,333
Recorded in profit or loss:
Other operating income	(952,358)	(4,062,148)	(1,014,570)
Exchange effect	(184,745)	(484,888)	404,644
Ending balance	$12,420,686	$13,551,553	$17,061,311

Current	$3,668,639	$3,780,579	$4,022,020
Noncurrent	8,752,047	9,770,974	13,039,291
Total	$12,420,686	$13,551,553	$17,061,311

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(16) Refund Liabilities (classified under other current liabilities)

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Refund liabilities	$2,130,205	$2,078,075	$1,274,787

(17) Equity

a.  Capital stock:

i.

UMC had 26,000 million common shares authorized to be issued as of March 31, 2020, December 31, 2019 and March 31, 2019, of which 11,774 million shares, 11,724 million shares, and 12,124 million shares were issued as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively, each at a par value of NT$10.

ii.

UMC had 138 million, 138 million and 143 million ADSs, which were traded on the NYSE as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.  The total number of common shares of UMC represented by all issued ADSs were 689 million shares, 692 million shares and 716 million shares as of March 31, 2020, December 31, 2019 and March 31, 2019, respectively.  One ADS represents five common shares.

iii.

On June 28, 2019, UMC cancelled 400 million shares of treasury stock, which were repurchased during the period from May 13 to June 13, 2016 for the purpose of transferring to employees, and repurchased during the period from April 26 to June 13, 2019 for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

iv.

On March 11, 2019, UMC cancelled 300 million shares of treasury stock, which were repurchased during the period from November 7, 2018 to January 4, 2019, for the purpose of maintaining UMC’s credit and its stockholders’ rights and interests.

v.	Please refer to Note 6(12) for the Company’s conversion of overseas unsecured convertible bonds into ordinary shares of UMC for the three-month period ended March 31, 2020.

b.  Treasury stock:

i.   UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for the repurchase and changes in treasury stock during the three-month periods ended March 31, 2020 and 2019 are as follows:

For the three-month period ended March 31, 2020: None.

For the three-month period ended March 31, 2019

(In thousands of shares)

Purpose	As of January 1, 2019	Increase	Decrease	As of March 31, 2019
For transfer to employees	200,000	-	-	200,000
To maintain UMC’s credit and stockholders’rights and interests	280,000	20,000	300,000	-
	480,000	20,000	300,000	200,000

ii. According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of March 31, 2020, December 31, 2019 and March 31, 2019, did not exceed the limit.

iii.In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv. UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.  As of March 31, 2020, December 31, 2019 and March 31, 2019, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on March 31, 2020, December 31, 2019 and March 31, 2019, were NT$13.65, NT$16.45 and NT$11.65, respectively.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.

The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2018 was approved by the stockholders’ meeting held on June 12, 2019, while the appropriation of earnings for 2019 was approved by the Board of Directors’ meeting on April 27, 2020.  The details of appropriation are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2019	2018	2019	2018
Legal reserve	$963,947	$707,299
Special reserve	(3,491,626)	14,513,940
Cash dividends	9,765,155	6,916,105	$0.75	$0.58

The appropriation of earnings for 2019 approved by the Board of Directors’ meeting on April 27, 2020 is different from the amounts disclosed in the consolidated and parent company only financial statements for the year ended December 31, 2019 because of the additional legal reserve appropriated for the reversal of special reserve in accordance with the Rule No. 10902005780 subsequently issued by the Ministry of Economic Affairs, R.O.C. on March 3, 2020.

The aforementioned 2018 appropriation approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on March 6, 2019.

The cash dividend per share for 2018 was adjusted to NT$0.58989396 per share according to the resolution of the Board of Directors’ meeting on June 19, 2019.  The adjustment was made for the decrease in outstanding common shares due to the share repurchase program.

The appropriation of 2019 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information relevant to the Board of Directors’ meeting recommendations and stockholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(20) for information on the employees and directors’ compensation.

d.  Non-controlling interests:

	For the three-month periods ended March 31,
	2020	2019
Adjusted balance as of January 1	$410,065	$466,768
Attributable to non-controlling interests:
Net loss	(976,625)	(1,108,840)
Other comprehensive income (loss)	126,673	3,058
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	106,879	-
Changes in subsidiaries’ ownership	(32)	23,916
Non-controlling interests	(570,188)	-
Others	971,871	1,068,032
Ending balance	$68,643	$452,934

(18) Share-Based Payment

In order to attract, retain talents and reward the employees for their productivity and loyalty, the Company carried out a compensation plan to offer 200 million shares of treasury stock to employees in August 2018.  The compensation cost for the shared-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees.  The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share.  For the stocks vested on the date of grant, the Company recognized the entire compensation cost on the grant date, whereas for the stocks with requisite service conditions to vest at the end of one or two-years from the date of grant, the Company recognizes the compensation cost on a straight-line basis over the period in which the services conditions are fulfilled, together with a corresponding increase in equity.  As such, for the three-month periods ended March 31, 2020 and 2019, total compensation cost of NT$38 million and NT$110 million, respectively, were recognized by the Company.

(19) Operating Revenues

a.  Disaggregation of revenue

i.  By operating segments

	For the three-month period ended March 31, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$42,265,913	$3,427	$42,269,340	$(1,493)	$42,267,847

The timing of revenue recognition:
At a point in time	$41,931,317	$3,427	$41,934,744	$(1,493)	$41,933,251
Over time	334,596	-	334,596	-	334,596
Total	$42,265,913	$3,427	$42,269,340	$(1,493)	$42,267,847

	For the three-month period ended March 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Revenue from contracts with customers	$32,558,380	$24,579	$32,582,959	$-	$32,582,959

The timing of revenue recognition:
At a point in time	$32,323,280	$24,579	$32,347,859	$-	$32,347,859
Over time	235,100	-	235,100	-	235,100
Total	$32,558,380	$24,579	$32,582,959	$-	$32,582,959

ii. By geography

	For the three-month period ended March 31, 2020
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$16,200,811	$6,064,160	$4,715,158	$4,797,007	$5,936,760	$1,063,261	$3,490,690	$42,267,847

	For the three-month period ended March 31, 2019
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Revenue from contracts with customers	$12,214,101	$6,353,276	$3,141,635	$1,972,506	$3,698,845	$1,711,504	$3,491,092	$32,582,959

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.    By Product

	For the three-month periods ended March 31,
	2020	2019
Wafer	$40,700,133	$31,365,759
Others	1,567,714	1,217,200
Total	$42,267,847	$32,582,959

b.  Contract balances

i.   Contract assets, current

	As of
	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018
Sales of goods and services	$590,944	$599,491	$486,394	$486,184
Less: Loss allowance	(386,574)	(385,248)	(395,944)	(393,974)
Net	$204,370	$214,243	$90,450	$92,210

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses.  The loss allowance was mainly resulted from the indictment filed by the United States Department of Justice (DOJ) against UMC related to the joint technology development agreement.  Please refer to Note 9(6).

ii. Contract liabilities

	As of
	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018
Sales of goods and services	$1,921,586	$1,470,195	$1,419,513	$932,371

Current	$1,437,106	$988,115	$925,753	$932,371
Noncurrent	484,480	482,080	493,760	-
Total	$1,921,586	$1,470,195	$1,419,513	$932,371

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$385 million and NT$298 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied during the three-month periods ended March 31, 2020 and 2019.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$2,936 million and NT$3,142 million as of March 31, 2020 and 2019, respectively.  The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future.  As of the report date, the progress cannot be reliably estimated primarily due to the suspension as disclosed in Note 9(6).  The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.  Asset recognized from costs to fulfill a contract with customer

As of March 31, 2020, December 31, 2019 and March 31, 2019, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$672 million, NT$560 million and NT$562 million, respectively.  Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(20) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2020			2019
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,912,231	$2,123,088	$7,035,319	$4,106,458	$1,778,716	$5,885,174
Labor and health insurance	265,899	108,813	374,712	228,754	89,691	318,445
Pension	272,209	87,759	359,968	269,872	92,521	362,393
Other employee benefit expenses	64,481	29,008	93,489	60,884	23,060	83,944
Depreciation	11,256,276	511,741	11,768,017	11,381,436	461,024	11,842,460
Amortization	230,472	431,148	661,620	205,408	267,894	473,302

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the stockholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the three-month periods ended March 31, 2020 and 2019.  The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2018 were reported to the stockholders’ meeting on June 12, 2019, while the distributions of employees and directors’ compensation for 2019 were approved through the Board of Directors meeting on February 26, 2020.  The details of distribution are as follows:

	2019	2018
Employees’ compensation – Cash	$1,132,952	$1,400,835
Directors’ compensation	10,259	7,624

The aforementioned employees and directors’ compensation for 2019 approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company.  The aforementioned employees and directors’ compensation for 2018 reported during the stockholders’ meeting were consistent with the resolutions of the Board of Directors meeting held on March 6, 2019.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

(21) Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2020	2019
Government grants	$1,034,088	1,115,062
Rental income from property	50,168	53,053
Gain (loss) on disposal of property, plant and equipment	9,849	(14,619)
Others	(80,421)	(80,343)
Total	$1,013,684	$1,073,153

(22) Non-Operating Income and Expenses

a.  Other gains and losses

	For the three-month periods ended March 31,
	2020	2019
(Loss) gain on valuation of financial assets and liabilities at fair value through profit or loss	$(1,136,655)	$1,032,105
Gain on disposal of investments	5,876	-
Others	(87,346)	4,746
Total	$(1,218,125)	$1,036,851

b.  Finance costs

	For the three-month periods ended March 31,
	2020	2019
Interest expenses
Bonds payable	$157,732	$173,594
Bank loans	389,438	447,796
Lease liabilities	35,411	40,425
Others	36,052	48,179
Financial expenses	15,266	19,219
Total	$633,899	$729,213

(23) Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(3,105,757)	$-	$(3,105,757)	$42,600	$(3,063,157)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(588,889)	-	(588,889)	-	(588,889)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(60,221)	-	(60,221)	(2,528)	(62,749)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	979	-	979	(451)	528
Total other comprehensive income (loss)	$(3,753,888)	$-	$(3,753,888)	$39,621	$(3,714,267)

	For the three-month period ended March 31, 2019
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$2,221,123	$-	$2,221,123	$(11,541)	$2,209,582
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	322,477	-	322,477	-	322,477
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,076,384	-	1,076,384	(3,049)	1,073,335
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	9,523	-	9,523	(438)	9,085
Total other comprehensive income (loss)	$3,629,507	$-	$3,629,507	$(15,028)	$3,614,479

(24) Income Tax

a.  The major components of income tax expense for the three-month periods ended March 31, 2020 and 2019 were as follows:

i.   Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended March 31,
	2020	2019
Current income tax expense (benefit):
Current income tax charge	$184,041	$136,132
Adjustments in respect of current income tax of prior periods	(835,148)	(803,453)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	249,623	99,694
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	124,755	(77,327)
Adjustment of prior year’s deferred income tax	(110,312)	(5,328)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(21,388)	207,570
Income tax benefit recorded in profit or loss	$(408,429)	$(442,712)

ii. Income tax related to components of other comprehensive income (loss)

(i)      Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2020	2019
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$42,600	$(11,541)

(ii)    Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2020	2019
Exchange differences on translation of foreign operations	$(2,528)	$(3,049)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(451)	(438)
Income tax related to items that may be reclassified subsequently to profit or loss	$(2,979)	$(3,487)

iii.     Deferred income tax charged directly to equity

	For the three-month periods ended March 31,
	2020	2019
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$3,691	$-

b.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of March 31, 2020, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2017, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012.  There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations.  For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5) of the Company’s consolidated financial statements for the year ended December 31, 2019.

(25) Earnings Per Share

a.  Earnings per share-basic

	For the three-month periods ended March 31,
	2020	2019
Net income attributable to the parent company	$2,206,930	$1,201,447
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	11,782,936	11,908,707
Earnings per share-basic (NTD)	$0.19	$0.10

b.  Earnings per share-diluted

	For the three-month periods ended March 31,
	2020	2019
Net income attributable to the parent company	$2,206,930	$1,201,447
Effect of dilution
Unsecured convertible bonds	69,019	71,742
Income attributable to stockholders of the parent	$2,275,949	$1,273,189
Weighted-average number of common stocks for basic earnings per share (thousand shares)	11,782,936	11,908,707
Effect of dilution
Employees’ compensation	83,698	85,875
Unsecured convertible bonds	1,221,191	1,243,599
Weighted-average number of common stocks after dilution (thousand shares)	13,087,825	13,238,181
Earnings per share-diluted (NTD)	$0.17	$0.10

(26) Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2020:

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2020
Short-term loans	$12,015,206	$(2,543,796)	$(74,994)	$36,021	$9,432,437
Long-term loans (current portion included)	33,902,074	(19,093)	(79,202)	-	33,803,779
Bonds payable (current portion included)	38,781,416	(2,500,000)	-	(6,419,330) (Note B)	29,862,086
Guarantee deposits (current portion included)	296,694	(31,636)	(1,402)	-	263,656
Lease liabilities	6,031,025	(185,435)	(64,401)	(36,283)	5,744,906
Other financial liabilities-noncurrent	20,093,441	-	(292,232)	92,782	19,893,991

For the three-month period ended March 31, 2019:

			Non-cash changes
Items	As of January 1, 2019	Cash Flows	Foreign exchange	Others (Note A)	As of March 31, 2019
Short-term loans	$13,103,808	$3,466,605	$178,949	$48,144	$16,797,506
Long-term loans (current portion included)	30,826,215	(1,003,949)	235,904	1,842	30,060,012
Bonds payable (current portion included)	41,378,182	-	-	91,269	41,469,451
Guarantee deposits (current portion included)	665,793	181,180	2,220	(619,347)	229,846
Lease liabilities	6,006,457	(136,536)	65,113	53,819	5,988,853
Other financial liabilities-noncurrent	20,410,355	-	485,510	97,024	20,992,889

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(12) for the Company’s convertible bonds.

Note C:  Please refer to Note 9(5) for more details on other financial liabilities-noncurrent.

(27) Business Combinations

UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)

The Company exercised the call option of a joint venture agreement between FUJI SEMICONDUCTOR LIMITED (FSL) to acquire 84.1% ownership interest in MIE FUJITSU SEMICONDUCTOR LIMITED (MIFS) for JPY 54.4 billion on October 1, 2019.  The Company previously held 15.9% of ownership interest in MIFS.  MIFS became a wholly-owned subsidiary of the Company and was renamed as USJC upon completion of the acquisition.  USJC is a 300mm fab in Japan that is currently manufacturing 90nm, 65nm and 40nm products.  The fab fits the Company’s specialty technology focus and long-term growth projections.  USJC will increase the Company’s foundry market share, provide business synergies and benefit from economies of scale while broadening the Company’s comprehensive specialty and logic technologies to serve Japanese and international customers.

Consideration Transferred:
Cash	$15,711,370
Fair value of previously held equity interest immediately before acquisition	2,303,988
Gains or losses on hedging instruments	2,572
Total	$18,017,930

Cash flows analysis of acquisition:
Cash Consideration	$15,711,370
Net cash acquired from the subsidiary	(2,910,389)
Net cash outflows from acquisition	$12,800,981

The fair value of the identifiable assets and liabilities of USJC as of the date of acquisition were:

Fair value recognized on the acquisition date
Assets
Cash and cash equivalents	$2,910,389
Accounts receivable	3,561,827
Inventories	2,428,616
Property, plant and equipment	11,497,618
Right-of-use assets	479,547
Intangible assets	1,318,754
Deferred tax assets	1,563,553
Others	230,431
23,990,735
Liabilities
Accounts payable	(3,170,323)
Other payables and payables on equipment	(1,962,119)
Lease liabilities	(479,547)
Others	(189,231)
(5,801,220)
Total identifiable net assets	$18,189,515

Gain on bargain purchase:
Consideration transferred	$18,017,930
Less: Fair value of identifiable net assets	(18,189,515)
Bargain purchase gain	$(171,585)

The fair value of the net identifiable assets acquired and liabilities assumed was in excess of the aggregate consideration transferred and the previously held ownership interest of 15.9% in USJC at the acquisition date, and the difference was recognized as bargain purchase gain.  The previously held ownership interest of 15.9% in USJC was previously accounted for as financial assets at fair value through other comprehensive income, non-current.  It was subsequently remeasured at fair value with the consideration for a minority interest discount on the acquisition date resulting in the bargain purchase gain.  Upon the acquisition, the Company recognized a loss on disposal of NT375 million and the accumulated unrealized losses on the previously held ownership interest was reclassified from other comprehensive income to retained earnings.

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)     Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties

(2)     Significant Related Party Transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2020	2019
Associates	$459,788	$214,333
Others	4,175	2,001
Total	$463,963	$216,334

Accounts receivable, net

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Associates	$266,754	$278,702	$82,107
Others	2,154	11,243	887
Total	$268,908	$289,945	$82,994

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Associates	$14,105	$7,880	$1,078
Others	32	48	57
Total	$14,137	$7,928	$1,135

b.    Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the three-month period ended March 31, 2020
Associates	1,000	Stock of WELLYSUN INC.	$25,000

For the three-month period ended March 31, 2019: None.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended March 31,
	2020	2019
Associates	$61,803	$41,311

c.    Others

Mask expenditure

	For the three-month periods ended March 31,
	2020	2019
Others	$544,589	$521,504

Other payables of mask expenditure

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Others	$601,204	$683,892	$590,390

d.   Key management personnel compensation

	For the three-month periods ended March 31,
	2020	2019
Short-term employee benefits	$116,009	$74,528
Post-employment benefits	576	586
Termination benefits	283	3,415
Share-based payment	6,586	19,268
Others	144	147
Total	$123,598	$97,944

8.    ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of March 31, 2020, December 31, 2019 and March 31, 2019

	Carrying Amount
	As of
	March 31, 2020	December 31, 2019	March 31, 2019	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Bank deposit and Time deposit)	$810,035	$811,035	$964,836	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	274,534	348,117	237,358	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	18,215	19,510	19,510	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	41,785	41,785	37,085	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,000,000	1,000,000	1,000,000	Bank of China	Bank performance guarantee
Buildings	5,243,054	5,381,590	5,895,290	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	17,331,367	19,029,077	24,857,950	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	286,237	292,120	314,825	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$25,005,227	$26,923,234	$33,326,854

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)  As of March 31, 2020, amounts available under unused letters of credit for importing machinery and equipment were NT$0.1 billion.

(2)  As of March 31, 2020, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.6 billion.

(3)  The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$9.9 billion.  As of March 31, 2020, the portion of royalties and development fees not yet recognized was NT$1.2 billion.

(4)  The Company entered into several construction contracts for the expansion of its operations.  As of March 31, 2020, these construction contracts amounted to approximately NT$1.8 billion and the portion of the contracts not yet recognized was approximately NT$0.5 billion.

(5)  The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services.  As of March 31, 2020, the Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM according to the agreement, representing ownership interest of 65.22%.  Furthermore, based on the agreement, UMC recognized a financial liability in other noncurrent liabilities-others for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)  On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”).  On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California.  MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question.  UMC has appointed counsels to prepare answers against these charges.  Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools.  On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC.  The court has approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

On November 1, 2018, the Department of Justice of the United States (“DOJ”) unsealed an indictment against UMC, FUJIAN JINHUA INTEGRATED CIRCUIT CO., LTD. (“JINHUA”), and three individuals, including one current employee and two former employees of UMC, alleging that UMC and others conspired to steal trade secrets of MICRON, and used that information to develop technology that was subsequently transferred to JINHUA.  On the same day, the DOJ filed a civil complaint enjoining the aforementioned defendants from exporting to the United States any products containing DRAM manufactured by UMC or JINHUA and preventing the defendants from transferring the trade secrets to anyone else.  UMC has appointed counsels to prepare answers against these charges.  Besides, UMC has suspended the joint technology development activities with JINHUA.  Currently the civil complaint has been stayed by the court and the criminal proceeding is ongoing.  Given these litigations are still in the preliminary stages, UMC cannot assess the legal proceeding and probable outcome or impact.

(7)  On March 14, 2019, a putative class action styled Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York.  The court appointed a lead plaintiff and approved lead plaintiff counsels on May 23, 2019.  On September 27, 2019, UMC received the service of plaintiffs’ amended complaint and appointed counsels to prepare the relevant procedures.  Currently the mediation process is ongoing.  The Company does not expect material financial impact resulting from this claim.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

Recently the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in most part of the world where the Company and the Company’s customers operate.  If such outbreak continues or worsens, it may adversely affect the Company’s business, financial condition and operating results for 2020 as we have significant operations in China, Taiwan and the Asia Pacific region.  Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business and the related financial impact cannot be predicted at this time.

12.  OTHERS

(1)  Categories of financial instruments

	As of
Financial Assets	March 31, 2020	December 31, 2019	March 31, 2019
Financial assets at fair value through profit or loss	$13,126,841	$14,021,473	$13,060,385
Financial assets at fair value through other comprehensive income	11,617,475	14,723,232	13,806,600
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	95,160,398	95,486,403	88,732,066
Receivables	29,252,751	26,383,212	23,613,472
Refundable deposits	2,480,716	2,600,733	2,716,783
Other financial assets	7,459,754	2,353,066	2,657,717
Total	$159,097,935	$155,568,119	$144,587,023

	As of
Financial Liabilities	March 31, 2020	December 31, 2019	March 31, 2019
Financial liabilities at fair value through profit or loss	$-	$-	$34
Financial liabilities measured at amortized cost
Short-term loans	9,432,437	12,015,206	16,797,506
Payables	27,033,621	27,342,495	21,531,515
Guarantee deposits (current portion included)	263,656	296,694	229,846
Bonds payable (current portion included)	29,862,086	38,781,416	41,469,451
Long-term loans (current portion included)	33,803,779	33,902,074	30,060,012
Lease liabilities	5,744,906	6,031,025	5,988,853
Other financial liabilities	19,893,991	20,093,441	20,992,903
Total	$126,034,476	$138,462,351	$137,070,120

(2)  Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)  Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  The Company designates certain forward currency contracts as cash flow hedges to hedge its exposure to foreign currency exchange risk associated with certain highly probable forecast transactions.  On the basis of assessment, the Company expects that the value of forward currency exchange contracts and the value of the hedged transactions will change systematically in opposite directions for given changes in foreign exchange rates.  Hedge ineffectiveness in these hedging relationships mainly arises from the counterparties’ credit risk, impacting the fair value movements of the hedging instruments and hedged items.  No other sources of ineffectiveness emerged from these hedging relationships.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

Certain forward exchange contracts designated by the Company to hedge foreign currency exchange rate risks associated with the purchase of additional shares of USJC in JPY, amounting to JPY 23 billion, expired prior to December 31, 2018.  The cash flow hedge reserve in other components of equity, amounting to NT$(3) million, was recognized as consideration for the ownership interest of 84.1% in USJC on October 1, 2019.  Please refer to Note 6(27).

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2020 and 2019 decreases/increases by NT$1,645 million and NT$980 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2020 and 2019 increases/decreases by NT$2,044 million and NT$2,553 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the three-month periods ended March 31, 2020 and 2019 to decrease/increase by NT$11 million and NT$12 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the three-month periods ended March 31, 2020 and 2019 by NT$208 million and NT$207 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the three-month periods ended March 31, 2020 and 2019 by NT$525 million and NT$522 million, respectively.

(4)  Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less credit, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2020, December 31, 2019 and March 31, 2019, accounts receivable from the top ten customers represent 45%, 44% and 50% of the total accounts receivable of the Company, respectively.  The credit concentration risk of other accounts receivable is insignificant.

(5)  Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$9,594,518	$-	$-	$-	$9,594,518
Payables	26,358,497	200,215	-	-	26,558,712
Guarantee deposits	144,992	27,650	-	91,014	263,656
Bonds payable	11,557,122	10,559,240	8,658,233	-	30,774,595
Long-term loans	6,147,417	19,015,014	13,578,557	8,970	38,749,958
Lease liabilities	734,024	1,374,093	1,134,374	3,485,386	6,727,877
Other financial liabilities	-	16,646,255	4,161,786	-	20,808,041
Total	$54,536,570	$47,822,467	$27,532,950	$3,585,370	$133,477,357

	As of December 31, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$12,211,621	$-	$-	$-	$12,211,621
Payables	26,907,755	198,862	-	-	27,106,617
Guarantee deposits	100,584	97,108	-	99,002	296,694
Bonds payable	20,659,607	10,590,265	8,689,971	-	39,939,843
Long-term loans	6,104,795	19,631,931	13,097,986	12,000	38,846,712
Lease liabilities	740,939	1,413,978	1,180,955	3,792,192	7,128,064
Other financial liabilities	-	12,668,287	8,445,826	-	21,114,113
Total	$66,725,301	$44,600,431	$31,414,738	$3,903,194	$146,643,664

	As of March 31, 2019
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$16,871,180	$-	$-	$-	$16,871,180
Payables	20,738,493	199,859	-	-	20,938,352
Guarantee deposits	24,830	161,278	-	43,738	229,846
Bonds payable	5,432,497	26,870,171	4,362,756	6,431,929	43,097,353
Long-term loans	2,982,085	11,161,099	17,349,147	4,745,185	36,237,516
Lease liabilities	632,202	1,241,687	1,178,266	4,204,168	7,256,323
Other financial liabilities	14	13,420,339	8,947,211	-	22,367,564
Total	$46,681,301	$53,054,433	$31,837,380	$15,425,020	$146,998,134
Derivative financial liabilities
Hedging instruments - Forward exchange contracts
Net settlement -outflow	$(34)	$-	$-	$-	$(34)

(6)  Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2020 and December 31, 2019

None.

As of March 31, 2019

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 78 million	March 5, 2019~April 9, 2019

(7)  Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —    Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —    Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.    Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$746,144	$-	$5,734	$751,878
Financial assets at fair value through profit or loss, noncurrent	3,852,286	202,499	8,320,178	12,374,963
Financial assets at fair value through other comprehensive income, noncurrent	10,496,308	-	1,121,167	11,617,475

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$668,476	$-	$54,318	$722,794
Financial assets at fair value through profit or loss, noncurrent	4,737,027	340,255	8,221,397	13,298,679
Financial assets at fair value through other comprehensive income, noncurrent	13,417,308	-	1,305,924	14,723,232

	As of March 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$517,494	$34,998	$-	$552,492
Financial assets at fair value through profit or loss, noncurrent	4,195,410	39,893	8,272,590	12,507,893
Financial assets at fair value through other comprehensive income, noncurrent	10,437,108	-	3,369,492	13,806,600
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	34	-	34

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.  To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the three-month periods ended March 31, 2020 and 2019, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	(33,405)	44,529	2,123	34,558	47,805	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(169,986)	(14,771)	(184,757)
Acquisition	35,000	133,051	108,481	24,609	301,141	-	-	-
Disposal	-	(172,273)	-	(106,066)	(278,339)	-	-	-
Transfer out of Level 3	(35,000)	-	-	-	(35,000)	-	-	-
Exchange effect	3,314	7,790	3,024	462	14,590	-	-	-
As of March 31, 2020	$2,850,597	$3,292,391	$2,124,653	$58,271	$8,325,912	$960,444	$160,723	$1,121,167

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Option	Total	Common stock	Preferred stock	Total
As of January 1, 2019	$3,077,691	$2,971,528	$1,849,788	$-	$7,899,007	$3,235,174	$184,026	$3,419,200
Recognized in profit (loss)	162,830	211,456	(56,700)	-	317,586	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(12,218)	(37,490)	(49,708)
Acquisition	41,250	-	1,849	-	43,099	-	-	-
Disposal	(1,141)	-	-	-	(1,141)	-	-	-
Exchange effect	1,822	4,228	7,989	-	14,039	-	-	-
As of March 31, 2019	$3,282,452	$3,187,212	$1,802,926	$-	$8,272,590	$3,222,956	$146,536	$3,369,492

Recognized as part of profit (loss) above, the profit (loss) from financial assets still held by the Company as of March 31, 2020 and 2019 were NT$10 million and NT$317 million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follow:

As of March 31, 2020
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the three-month period ended March 31, 2020 by NT$257 million and NT$182 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the three-month period ended March 31, 2020 by NT$76 million.

As of March 31, 2019
Category of equity securities	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	14%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.

A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit or loss and other comprehensive income (loss) for the three-month period ended March 31, 2019 by NT$318 million and by NT$237 million, respectively.

b.   Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets-current, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of March 31, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$30,008,755	$18,833,796	$11,174,959	$-	$29,862,086
Long-term loans (current portion included)	33,803,779	-	33,803,779	-	33,803,779

As of December 31, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$39,571,920	$21,347,047	$18,224,873	$-	$38,781,416
Long-term loans (current portion included)	33,902,074	-	33,902,074	-	33,902,074

As of March 31, 2019

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,721,320	$23,894,939	$17,826,381	$-	$41,469,451
Long-term loans (current portion included)	30,060,012	-	30,060,012	-	30,060,012

(8)  Significant financial assets and liabilities denominated in foreign currencies

	As of
	March 31, 2020			December 31, 2019
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$2,019,605	30.18	$60,951,670	$1,692,380	30.03	$50,822,171
JPY	30,943,655	0.2770	8,571,392	29,531,053	0.2751	8,123,993
EUR	3,682	33.07	121,765	3,795	33.54	127,266
SGD	69,750	21.16	1,475,897	66,197	22.28	1,474,870
RMB	5,414,572	4.23	22,919,881	5,262,546	4.30	22,607,898
Non-Monetary items
USD	236,150	30.18	7,127,008	239,131	30.03	7,181,098
JPY	441,333	0.2770	122,249	441,322	0.2751	121,408
SGD	7,596	21.16	160,723	7,877	22.28	175,494
RMB	43,898	4.23	185,819	38,533	4.30	165,537
Financial Liabilities
Monetary items
USD	311,251	30.28	9,424,672	312,437	30.13	9,413,712
JPY	19,883,834	0.2811	5,589,346	21,495,694	0.2792	6,001,598
EUR	3,730	33.47	124,843	4,720	33.94	160,193
SGD	77,823	21.34	1,660,724	82,303	22.46	1,848,507
RMB	14,399,693	4.28	61,673,886	14,816,473	4.35	64,392,390
The exchange gain or loss from monetary financial assets and liabilities
USD			120,454			(374,319)
JPY			6,403			568,061
EUR			(760)			6,208
SGD			2,737			(22,530)
RMB			(276,771)			(417,725)
Other			102			1,681

	As of
	March 31, 2019
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,502,451	30.76	$46,215,379
JPY	22,140,562	0.2765	6,121,865
EUR	3,179	34.41	109,392
SGD	30,803	22.67	698,300
RMB	4,296,728	4.55	19,567,298
Non-Monetary items
USD	219,907	30.76	6,764,343
JPY	8,551,884	0.2765	2,364,596
SGD	6,464	22.67	146,536
RMB	49,181	4.55	223,972
Financial Liabilities
Monetary items
USD	311,442	30.86	9,611,099
JPY	3,167,062	0.2806	888,678
EUR	2,722	34.81	94,758
SGD	83,437	22.85	1,906,556
RMB	15,376,156	4.60	70,791,826
The exchange gain or loss from monetary financial assets and liabilities
USD			98,858
JPY			(9,619)
EUR			4,800
SGD			(16,232)
RMB			427,975
Other			1,039

(9)  Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2020 and 2019 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of March 31, 2020, December 31, 2019 and March 31, 2019 were as follows:

	As of
	March 31, 2020	December 31, 2019	March 31, 2019
Total liabilities	$149,636,711	$162,972,943	$164,323,368
Less: Cash and cash equivalents	(95,166,359)	(95,492,477)	(88,738,198)
Net debt	54,470,352	67,480,466	75,585,170
Total equity	210,819,906	207,214,422	209,814,212
Total capital	$265,290,258	$274,694,888	$285,399,382
Debt to capital ratios	20.53%	24.57%	26.48%

13.  ADDITIONAL DISCLOSURES

(1)  The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the three-month period ended March 31, 2020: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the three-month period ended March 31, 2020: Please refer to Attachment 3.

c.  Securities held as of March 31, 2020 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.  Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2020: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2020: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2020: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2020: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2020: Please refer to Attachment 9.

i.  Names, locations and related information of investees as of March 31, 2020 (excluding investment in Mainland China): Please refer to Attachment 10.

j.  Financial instruments and derivative transactions: Please refer to Note 12.

k.  Information of major shareholders as of March 31, 2020: Please refer to Attachment 12.

(2)  Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 2, 3, 8 and 9.

14.  OPERATING SEGMENT INFORMATION

(1)    The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of March 31, 2020, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy.

Reportable segment information for the three-month periods ended March 31, 2020 and 2019 were as follows:

	For the three-month period ended March 31, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$42,265,913	$1,934	$42,267,847	$-	$42,267,847
Operating revenues from sales among intersegments	-	1,493	1,493	(1,493)	-
Segment net income (loss), net of tax	1,233,380	(46,479)	1,186,901	43,404	1,230,305
Acquisition of property, plant and equipment	3,631,488	-	3,631,488	-	3,631,488
Acquisition of intangible assets	452,853	-	452,853	-	452,853
Cash payments for the principal portion of the lease liability	180,797	4,638	185,435	-	185,435
Depreciation	11,807,188	28,251	11,835,439	-	11,835,439
Share of profit or loss of associates and joint ventures	(890,410)	-	(890,410)	43,404	(847,006)
Income tax expense (benefit)	(408,590)	161	(408,429)	-	(408,429)

	For the three-month period ended March 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Operating revenues from external customers	$32,558,380	$24,579	$32,582,959	$-	$32,582,959
Segment net income (loss), net of tax	99,430	(105,485)	(6,055)	98,662	92,607
Acquisition of property, plant and equipment	5,562,980	-	5,562,980	-	5,562,980
Acquisition of intangible assets	530,156	-	530,156	-	530,156
Cash payments for the principal portion of the lease liability	131,853	4,683	136,536	-	136,536
Depreciation	11,870,670	35,925	11,906,595	-	11,906,595
Share of profit or loss of associates and joint ventures	97,293	-	97,293	98,662	195,955
Income tax expense (benefit)	(442,393)	(319)	(442,712)	-	(442,712)

	As of March 31, 2020
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$359,657,083	$862,953	$360,520,036	$(63,419)	$360,456,617
Segment liabilities	$148,814,512	$1,143,718	$149,958,230	$(321,519)	$149,636,711

	As of December 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$369,189,983	$924,149	$370,114,132	$73,233	$370,187,365
Segment liabilities	$161,955,970	$1,157,878	$163,113,848	$(140,905)	$162,972,943

	As of March 31, 2019
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$372,937,814	$1,290,793	$374,228,607	$(91,027)	$374,137,580
Segment liabilities	$163,124,142	$1,203,154	$164,327,296	$(3,928)	$164,323,368

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2020

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$11,768,302	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,416,264	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	946,557	Net 60 days	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	672,333	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	309,723 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	24,116	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	178,789	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	73,591	-	0%

For the three-month period ended March 31, 2019

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$10,672,008	Net 60 days	33%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,432,153	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,196,454	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	868,891	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	281,350 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	23,809	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	343,015	Net 60 days	1%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	208,660	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$13,581,000	$6,036,000	$2,112,600	1.57%-2.56%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,075,126	$84,300,505

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,361	$2,361	$2,361	9.00%	Needs for operation	$2,361	-	$2,361	None	$-	$2,361	$24,495

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.
Note 3: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	2	$94,838,068	$748,000	$748,000 (Note 5)	$747,900 (Note 5)	$-	0.35%	$94,838,068
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	94,838,068	14,003,520	14,003,520 (Note 6)	13,764,792 (Note 6)	-	6.64%	94,838,068

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 7)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 7)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$9,926,207	$8,876,471	$3,933,157	$3,933,157	$-	17.83%	$9,926,207

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.

              5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

              7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of March 31, 2020.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million, it has been fully repaid in January 2019.

On December 12, 2018, the board of directors resolved to increase the endorsement amounted to NT$748 million. as of March 31, 2020, actual amount provided was NT$748 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

              On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement amounted to USD 41 million.

              On July 24, 2019, the board of directors resolved to decrease the endorsement amounted to USD 26 million, on December 18, 2019, the board of directors resolved to decrease the endorsement amounted to USD 13 million, total endorsement amount is up to USD 464 million.

As of March 31, 2020, actual amount provided was NT$13,765 million.
Note 7: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2020.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2020.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$115,457	6.56	$115,457	None
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	18,000	179,640	1.70	179,640	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	224,800	1.16	224,800	None
Stock	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, current	586	145,328	0.30	145,328	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	80,919	0.22	80,919	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,319,798	9.79	1,319,798	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,692	351,410	9.29	351,410	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,175,668	7.66	1,175,668	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	133,972	4.32	133,972	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	619,602	1.68	619,602	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,715	276,447	0.98	276,447	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,184	20,004	0.83	20,004	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	19,750	-	19,750	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	105,356	844,953	19.73	844,953	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000	597,564	17.00	597,564	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136	6,276,352	13.03	6,276,352	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	546,533	8.67	546,533	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	2,828,469	2.70	2,828,469	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	160,723	-	160,723	None

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,968	19.65	$2,968	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	49,686	15.06	49,686	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	124,875	11.82	124,875	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	17,150	10.23	17,150	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	39,981	9.12	39,981	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	16,056	8.18	16,056	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	9,558	7.29	9,558	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	42,273	6.93	42,273	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	526	6,385	6.67	6,385	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	77,480	5.35	77,480	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,918	7,748	5.18	7,748	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	31,930	5.12	31,930	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	200	10,000	4.53	10,000	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	12,813	4.47	12,813	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	21,376	4.21	21,376	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	99,433	3.72	99,433	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	32,400	3.71	32,400	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	107,629	3.47	107,629	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	74,633	3.11	74,633	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	93,911	2.96	93,911	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	36,240	2.88	36,240	None

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	$182,749	2.70	$182,749	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	327	961	2.23	961	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	16,050	2.15	16,050	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	59,356	2.07	59,356	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,101	3,391	1.65	3,391	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	8,000	128,400	1.61	128,400	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	615	46,125	1.08	46,125	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,114	17,225	1.02	17,225	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	5,720	0.95	5,720	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	582	4,656	0.84	4,656	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,300	32,500	0.65	32,500	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	450	69,975	0.34	69,975	None
Stock	QUASER MACHINE TOOLS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	100	3,280	0.22	3,280	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	2	0.02	2	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	185,510	-	185,510	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	122,249	-	122,249	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1	-	-	-	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	841	-	841	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,449	30,180	-	30,180	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	59,756	-	59,756	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	52,362	-	52,362	None
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	125	13,625	-	13,625	None
Convertible bonds	IRON FORCE INDUSTRIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	105	10,784	-	10,784	None
Convertible bonds	QST INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	50	4,750	-	4,750	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	362,880	7.00	362,880	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	219,475	0.14	219,475	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Prepayments for investments	1,500	30,000	-	N/A	None

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, current	-	$-	-	$-	None
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,900	-	10,900	None
Convertible bonds	TECHCENTIAL INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	99	9,306	-	9,306	None
Convertible bonds	IRON FORCE INDUSTRIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	105	10,784	-	10,784	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	112,248	18.18	112,248	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	36,238	15.35	36,238	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	95,384	13.99	95,384	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9	240,883	9.00	240,883	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252	9,096	6.08	9,096	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529	133,054	4.98	133,054	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,232	4.91	8,232	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,435	20,272	4.62	20,272	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2	66,411	4.58	66,411	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	180,717	4.24	180,717	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	30,000	3.27	30,000	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779	17,184	3.20	17,184	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,819	5,601	2.73	5,601	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	7,436	2.67	7,436	None
Stock	ENTEREX INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,127	12,284	1.02	12,284	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	16,600	0.87	16,600	None
Stock	MATERIALS ANALYSIS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	27,650	0.80	27,650	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	376,958	0.77	376,958	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	87,032	0.64	87,032	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	365	27,375	0.64	27,375	None
Stock	POWTEC ELECTROCHEMICAL CORP.(formerly POWERTEC ENERGY CORP.)	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
TLC CAPITAL CO., LTD.

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000		$32,500	0.25		$32,500	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40		3,176	0.10		3,176	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	647		31,748	-		31,748	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		4,188	-		4,188	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		219,318	-		219,318	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		175,497	-		175,497	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		192,115	-		192,115	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		-	-		-	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		179,507	-		179,507	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		278,264	-		278,264	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		63,805	-		63,805	None
Stock-Preferred stock	ARTERY TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	770		104,574	-		104,574	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	667		30,180	-		30,180	None

UMC CAPITAL CORP.

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,741	-	USD	1,741	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	901	14.33	USD	901	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,190	11.47	USD	16,190	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	12,241	9.76	USD	12,241	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,335	8.87	USD	9,335	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3	USD	2,567	5.35	USD	2,567	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,088	5.03	USD	7,088	None

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,549	4.53	USD	1,549	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,547	4.00	USD	3,547	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	443	3.82	USD	443	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,893	1.76	USD	2,893	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,019	1.69	USD	3,019	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	150	1.38	USD	150	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	54	0.46	USD	54	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	6,540	-	USD	6,540	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,920	USD	6,592	-	USD	6,592	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	2,054	-	USD	2,054	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	7,903	-	USD	7,903	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	1,266	-	USD	1,266	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	64	USD	3,186	-	USD	3,186	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	4,932	-	USD	4,932	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,866	USD	1,234	-	USD	1,234	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	55	-	USD	55	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	4,678	-	USD	4,678	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	6,460	-	USD	6,460	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,300	-	USD	4,300	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	2,266	-	USD	2,266	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	174	USD	300	-	USD	300	None

ATTACHMENT 4 (Securities held as of March 31, 2020) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.

				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$5,445	1.18		$5,445	None

NEXPOWER TECHNOLOGY CORP.
				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$85,909	11.13		$85,909	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		33,666	5.00		33,666	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				March 31, 2020
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	36,398	9.71	RMB	36,398	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2020)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$11,768,302	37%	Net 60 days	N/A	N/A		$6,416,264	31%
UMC GROUP JAPAN	Subsidiary	Sales		946,557	3%	Net 60 days	N/A	N/A		672,333	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		309,723	1%	Net 30 days	N/A	N/A		24,116	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		243,357	1%	Month-end 60 days	N/A	N/A		136,915	1%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	379,796	98%	Net 60 days	N/A	N/A	USD	213,488	99%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	6,028	2%	Net 60 days	N/A	N/A	USD	2,454	1%

UMC GROUP JAPAN
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	3,218,558	94%	Net 60 days	N/A	N/A	JPY	2,468,622	94%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	44,816	7%	Net 45 days	N/A	N/A	RMB	25,397	6%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	41,398	6%	Net 60 days	N/A	N/A	RMB	17,385	3%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$6,416,264	$17,580		$6,433,844	7.62	$-	-		$2,888,880	$9,217
UMC GROUP JAPAN	Subsidiary	-		672,333	-		672,333	5.91	27,811	Collection in subsequent period		-	12,227
FARADAY TECHNOLOGY CORP.	Associate	-		136,915	74		136,989	8.76	-	-		27,029	203

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC Group (USA)	Associate	$-	RMB	17,385	$-	RMB	17,385	13.18	$-	-		$-	$-

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
FARADAY TECHNOLOGY CORP.	Associate	$-	RMB	25,397	$-	RMB	25,397	6.29	$-	-	RMB	18,394	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,833,820	$72,429	$72,429
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	144,112	1,054	1,054
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,828,893	53,943	53,943
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	10,100,354	(1,413,296)	(1,413,296)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	397,956	100.00	4,110,792	(163,461)	(163,461)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,179	157	157
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	401,734	100.00	3,999,194	(425,954)	(425,954)
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	101,435	5,960	5,960
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	19,742	195	195
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	603,108	9,295	9,295
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	122,449	609	609
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	22,805,334	177,470	177,470
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	18,117,255	470,547	470,547
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,894,660	148,112	81.58	271,936	(8,615)	(6,877)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,956,791		5,956,791	33,998	47.75	(162,961)	(46,305)	(22,111)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	16,451	(525)	(239)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	598,069	(113,663)	(47,739)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,370,000		2,370,000	237,000	40.00	2,050,413	(578,045)	(231,218)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	277,280	36.49	3,815,710	(1,553,086)	(563,014)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	3,259,167	8,178	2,525
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,448,136	(43,811)	(6,035)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$60,506		$(174)		$(174)
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		6,788		(846)		(376)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		1,688,630		1,688,630	23,827	33.46		(114,206)		(46,305)		(15,496)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78		-		-		-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		113,644		(28,451)		(7,152)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		253,661		277,508	12,732	20.01		266,718		74,637		13,392
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.66		3,367		(8,615)		(57)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$9,133		$(1,011)		$(1,011)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		108,429		(47,357)		(14,207)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	25.90		1,153		(5,664)		562
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		888,019		888,019	8,645	12.14		(41,439)		(46,305)		(5,623)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	551	USD	(1)	USD	(1)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	5,957	USD	2,594	USD	216

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$38,393		$482		$482
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00		-		-		-

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2020) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,500	1,650	100.00	$4,943	$(1,748)	$(1,748)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,830	$46	$46

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$22,829,488	$178,749	$178,749

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$22,829,488	$178,749	$178,749

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00	$30,407	$0	$0
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	35,767	427	427
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	548,445	9,077	9,077
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00	8,862	(107)	(107)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2020			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$10,073,620	$(1,413,419)	$(1,413,419)

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2020)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2020		Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2020				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of March 31, 2020		Accumulated inward remittance of earnings as of March 31, 2020
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$24,144 800)	(ii)SOARING CAPITAL CORP.	(USD	$24,144 800)	$-	$-	(USD	$24,144 800)		$(1,012)	100.00%		$(1,012) (iii)		$8,925		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	22,635 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	22,635 750)	-	-	(USD	22,635 750)		483	100.00%		483 (iii)		37,904	(USD	132,551 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,535,120 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	611,145 20,250)	-	-	(USD	611,145 20,250)	(RMB	(27,294) (6,448))	25.14%	(RMB	(6,862) (1,621)) (ii)	(RMB	105,888 25,015)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,314,030 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,328,698 309,102)	-	-	(USD	9,328,698 309,102)	(RMB	165,316 39,054)	99.9985% (Note 4)	(RMB	165,316 39,054) (ii)	(RMB	22,057,905 5,210,939)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	126,990 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	(2,756) (651))	99.9985%	(RMB	(2,756) (651)) (iii)	(RMB	217,267 51,327)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	53,749,762 12,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	29,122,674 964,966) (Note5)	-	-	(USD	29,122,674 964,966) (Note5)	(RMB	(2,738,620) (646,969))	65.22%	(RMB	(1,786,051) (421,935)) (ii)	(RMB	13,003,738 3,071,991)		-

Accumulated investment in Mainland China as of March 31, 2020		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$39,109,296 (USD 1,295,868)			$64,214,514 (USD 2,127,718)			$126,450,758

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand.  As of March 31, 2020, the amount of investment has been all remitted.

Note 5 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.

The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand.  As of March 31, 2020, the amount of investment USD 499,993 thousand has not yet been remitted.

ATTACHMENT 12 (Information of major shareholders as of March 31, 2020)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares (thousand)	Percentage of ownership (%)
JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	688,628	5.83